Exhibit 99.1

Kamada Reports Strong Third Quarter and Nine Month 2025 Financial Results with over 30% Year-over-Year Profitability Growth

●	Third Quarter Revenues of $47.0 Million, up 13% Year-over-Year, and Adjusted EBITDA of $11.7 Million, up 34% Year-Over Year

●	Nine Month Revenue of $135.8 Million, up 11% Year-over-Year; Adjusted EBITDA of $34.2 Million, up 35% Year-over-Year

●	Positive Outlook for Remainder of 2025 Based on the Company’s Diverse Product Portfolio Supports Full-Year Revenue Guidance of $178 Million-$182 Million and Adjusted EBITDA of $40 Million-$44 Million

●	Generated $17.9 Million of Cash from Operations During First Nine Months of 2025; as of September 30, 2025, had $72.0 Million of Available Cash

●	Company Continues to Focus on Advancing Business Development Opportunities to Support Continued Long-Term Annual Double-Digit Profitable Growth

●	Interim Futility Analysis of the Pivotal Phase 3 InnovAATe Clinical Trial for the Inhaled AAT Therapy to be Conducted in Current Quarter

●	Conference Call and Live Webcast Today at 8:30am ET

REHOVOT, Israel, and HOBOKEN, NJ – November 10, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for the three months and nine months ended September 30, 2025.

“Our strong operational and financial momentum continues as we delivered the strongest quarter of the year,” said Amir London, Kamada’s Chief Executive Officer. “We continue to execute on our strategy and generate significant profitable growth through the diversity of our product portfolio. Total revenues for the first nine months of the year of $135.8 million, representing an 11% year-over-year increase, and adjusted EBITDA of $34.2 million, up 35% year-over-year, representing a 25% margin of revenues. Based on our consistent, strong performance in the first nine months of the year, disciplined management of operational expenses, and positive outlook for the remainder of 2025, we are reiterating our full-year 2025 revenue guidance of between $178 million to $182 million and our annual adjusted EBITDA guidance of $40 million to $44 million.”

“We have consistently demonstrated our ability to convert profitability to operational cash flow, as we generated $17.9 million of cash from operating activities during the first nine months of the year, contributing to our strong cash position as of the end of the quarter of $72.0 million. As we advance our business development initiatives, we plan to leverage our financial strength to enrich our portfolio of marketed products and support our continued long-term annual double-digit profitable growth,” added Mr. London.

“Earlier this year we announced the launch of a comprehensive post-marketing research program for CYTOGAM® with the aim of generating key data in support of the benefits of the product in the management of cytomegalovirus (CMV) in solid organ transplantation. In connection with this program, we announced last week the initiation of the investigator-initiated SHIELD study, which will be conducted by leading experts in CMV and organ transplantation, investigating the benefits of CYTOGAM administered at the conclusion of the anti-viral prophylaxis to reduce the risk of clinically significant late CMV in kidney transplant recipients,” continued Mr. London.

“We continue to invest in our plasma collection operations and recently reported the receipt of an FDA approval for our Houston facility. We are ramping up plasma collection at our three operational centers and are in active discussions with potential customers to secure long-term sales agreements for normal source plasma. Lastly, we continue to advance our ongoing pivotal Phase 3 InnovAATe clinical trial for our inhaled Alpha-1 Antitrypsin therapy, with the interim futility analysis to be conducted by the end of this year,” concluded Mr. London.

Financial Highlights for the Three Months Ended September 30, 2025

●	Total revenues were $47.0 million in the third quarter of 2025, up 13% compared to $41.7 million in the third quarter of 2024. Consistent with previous quarters of the year, the increase in revenues was driven by the diversity of the Company’s portfolio, primarily attributable to increased sales of GLASSIA® in ex-U.S. markets, increased sales in the Distribution segment, as well as VARIZIG® U.S. sales.

●	Gross profit and gross margins were $19.8 million and 42%, respectively, in the third quarter of 2025, compared to $17.2 million and 41%, respectively, in the third quarter of 2024. The increase in both metrics is attributable to the continued improved sales mix and overall increased commercial scale.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $11.9 million in the third quarter of 2025, consistent with the level of these expenses in the third quarter of 2024. The reduction in R&D expenses during the quarter was mainly related to development projects timing changes.

●	Net income was $5.3 million, or $0.09 per diluted share, in the third quarter of 2025, up 37% as compared to $3.9 million, or $0.07 per diluted share, in the third quarter of 2024.

●	Adjusted EBITDA, as detailed in the tables below, was $11.7 million in the third quarter of 2025, up 34% over the $8.8 million achieved in the third quarter of 2024.

●	Cash provided by operating activities was $10.4 million in the third quarter of 2025, as compared to cash provided by operating activities of $22.2 million in the third quarter of 2024. The decrease is associated with the increase in working capital that supports the Company’s continued growth.

Financial Highlights for the Nine Months Ended September 30, 2025

●	Total revenues for the first nine months of 2025 were $135.8 million, an 11% increase from the $121.9 million generated in the first nine months of 2024. The overall increase in revenues was driven by the diversity of the Company’s portfolio, primarily attributable to increased sales of GLASSIA® in ex U.S. markets, increased sales in the Distribution segment, as well as VARIZIG® U.S. sales.

●	Gross profit and gross margins for the first nine months of 2025 were $59.4 million and 44%, respectively, compared to $52.9 million and 43%, respectively, in the first nine months of 2024. The increase in gross profit is in line with the continued improved sales mix and overall increased commercial scale.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $36.8 million in the first nine months of 2025, as compared to $38.0 million in the first nine months of 2024. The reduction in R&D expenses, year over-year, was mainly related to development projects timing changes.

●	Net income for the first nine months of 2025 was $16.6 million, or $0.29 per diluted share, a 56% increase as compared to net income of $10.7 million or $0.18 per diluted share, in the first nine months of 2024.

●	Adjusted EBITDA, as detailed in the tables below, was $34.2 million in the first nine months of 2025, a 35% increase as compared to $25.4 million in the first nine months of 2024.

●	Cash provided by operating activities during the first nine months of 2025 was approximately $17.9 million, as compared to $37.2 million during the first nine months of 2024. The decrease was associated with the increase in working capital that supports the Company’s continued growth.

Balance Sheet Highlights

As of September 30, 2025, Kamada had cash and cash equivalents of $72.0 million, as compared to $78.4 million as of December 31, 2024. While cash provided by operating activities totaled $17.9 million, net cash used in investment activities of $7.1 million and net cash used in financing activities of $17.2 million, of which $11.5 million was associated with the payment of a special cash dividend, collectively resulted in an overall decrease in cash balance.

Recent Corporate Highlights

●	Announced that the first patient was enrolled into an investigator-initiated post-marketing clinical trial of CYTOGAM® (CMV-IGIV) to prevent late CMV infection, a common post-transplant infectious complication that remains an unaddressed medical need despite recent advances in anti-viral drug therapies. The Strategic Help with Immunoglobulin to Enhance protection against Late Disease (CMV), or SHIELD study, is a prospective, randomized, controlled multicenter investigator-initiated study in CMV high-risk kidney transplant recipients.

●	Announced that the FDA has approved the supplement to the Company’s existing Biologics License Application (BLA) for Kamada Plasma’s collection center in Houston, TX. The approval was obtained following an on-site inspection made by the FDA during the second quarter of this year. The center is now cleared to commence commercial sales of normal source plasma. The 12,000 square foot Houston facility supports 50 donor beds, with a planned capacity of approximately 50,000 liters per year and is anticipated to be one of the largest collection centers for specialty plasma in the U.S. Kamada intends to seek a subsequent inspection and approval by the European Medicines Agency (EMA) of this site.

Fiscal 2025 Guidance

Kamada is reiterating its annual financial guidance comprising of 2025 total revenues in the range of $178 million to $182 million and adjusted EBITDA guidance in the range of $40 million to $44 million, representing double digit top- and bottom-line growth year-over-year.

Conference Call Details

Kamada’s management will host an investment community conference call on Monday, November 10, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 1-201-689- 8263 (International) using conference I.D. 13756537. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1738840&tp_key=92257bc662.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2025 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with the lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) positive outlook for the remainder of 2025, supporting the reiteration of our full-year 2025 revenue guidance of between $178 million to $182 million and our annual adjusted EBITDA guidance of $40 million to $44 million; 2) leveraging the Company’s financial strength to enrich our portfolio of marketed products and support our continued long-term annual double-digit profitable growth; 3) futility analysis of the Pivotal Phase 3 InnovAATe Clinical Trial for the Inhaled AAT Therapy to be conducted by the end of 2025; 4) launching a comprehensive post marketing research program for CYTOGAM® with the aim of generating key data in support of the benefits of the product in the management of cytomegalovirus (CMV) in solid organ transplantation; 5) discussions with potential customers to secure long-term sales agreements for normal source plasma; 6) the site in Houston, TX planned capacity of approximately 50,000 liters per year, anticipated to be one of the largest collection centers for specialty plasma in the U.S.; and 7) the intention to seek a subsequent inspection and approval by the European Medicines Agency (EMA) of the Houston site. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of potential imposed tariff on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such potential tariff, the effect on establishment and timing of business initiatives, Kamada’s ability to leverage new business opportunities and integrate it with its existing product portfolio, unexpected results of clinical and development programs, regulatory approvals and regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

---tables to follow---

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30,		As of December 31,
	2025	2024	2024
	Unaudited
Assets
Current Assets
Cash and cash equivalents	$71,997	$72,001	$78,435
Trade receivables, net	31,379	16,295	21,547
Other accounts receivables	3,945	4,555	5,546
Inventories	85,413	71,558	78,819
Total Current Assets	192,734	164,409	184,347

Non-Current Assets
Property, plant and equipment, net	38,100	33,746	36,245
Right-of-use assets	9,189	9,854	9,617
Intangible assets and other long-term assets	99,186	104,728	103,226
Goodwill	30,313	30,313	30,313
Contract assets	7,688	8,159	8,019
Deferred taxes	-	-	488
Total Non-Current Assets	184,476	186,800	187,908
Total Assets	$377,210	$351,209	$372,255
Liabilities
Current Liabilities
Current maturities of lease liabilities	1,912	1,586	1,631
Current maturities of other long term liabilities	10,585	9,480	10,181
Trade payables	24,875	14,786	27,735
Other accounts payables	9,443	8,104	9,671
Deferred revenues	1,022	41	171
Total Current Liabilities	47,837	33,997	49,389

Non-Current Liabilities
Lease liabilities	9,558	9,574	9,431
Contingent consideration	19,730	17,630	20,646
Other long-term liabilities	32,539	34,121	32,816
Deferred taxes	1,723	-	-
Employee benefit liabilities, net	591	618	509
Total Non-Current Liabilities	64,141	61,943	63,402

Shareholder’s Equity
Ordinary shares	15,077	15,024	15,028
Additional paid in capital net	268,222	266,588	266,933
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	346	16	51
Capital reserve from share-based payments	5,339	6,394	6,316
Capital reserve from employee benefits	374	283	364
Accumulated deficit	(20,636)	(29,546)	(25,738)
Total Shareholder’s Equity	265,232	255,269	259,464
Total Liabilities and Shareholder’s Equity	$377,210	$351,209	$372,255

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2025	2024	2025	2024	2024
	Unaudited		Unaudited

Revenues from proprietary products	$117,976	$110,032	$39,523	$37,128	$141,447
Revenues from distribution	17,806	11,916	7,487	4,612	19,506

Total revenues	135,782	121,948	47,010	41,740	160,953

Cost of revenues from proprietary products	61,464	59,207	20,884	20,869	73,708
Cost of revenues from distribution	14,878	9,805	6,364	3,637	17,278

Total cost of revenues	76,342	69,012	27,248	24,506	90,986

Gross profit	59,440	52,936	19,762	17,234	69,967

Research and development expenses	10,101	12,512	2,636	3,414	15,185
Selling and marketing expenses	13,573	13,862	4,505	4,501	18,428
General and administrative expenses	13,084	11,578	4,819	4,014	15,702
Other expenses (income)	-	11	(14)	11	601
Operating income	22,682	14,973	7,816	5,294	20,051

Financial income	1,479	1,434	492	646	2,118
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(766)	255	(43)	(60)	(94)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(4,057)	(5,316)	(1,677)	(1,766)	(8,081)
Financial expenses	(605)	(471)	(221)	(167)	(660)
Income (expense) before tax on income	18,733	10,875	6,367	3,947	13,334
Taxes on income	(2,097)	(221)	(1,071)	(84)	1,128

Net income (loss)	$16,636	$10,654	$5,296	$3,863	$14,462

Other comprehensive income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain (loss) from securities measured at fair value through other comprehensive income
Gain (loss) on cash flow hedges	770	(63)	207	32	(30)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(475)	(61)	(317)	(4)	(59)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	10	8	-	-	89
Total comprehensive income (loss)	$16,941	$10,538	$5,186	$3,891	$14,462

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.29	$0.19	$0.09	$0.07	$0.25
Diluted net earnings per share	$0.29	$0.18	$0.09	$0.07	$0.25

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2025	2024	2025	2024	2024
	Unaudited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$16,636	$10,654	$5,296	$3,863	$14,462

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	11,117	9,708	3,760	3,242	13,808
Financial expenses, net	3,949	4,098	1,449	1,347	6,717
Cost of share-based payment	387	700	117	224	874
Taxes on income	2,097	221	1,071	84	(1,128)
Loss (gain) from sale of property and equipment	(8)	11	-	12	11
Change in employee benefit liabilities, net	91	6	17	17	52
	17,633	14,744	6,414	4,926	20,334
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(9,705)	3,249	(1,035)	10,004	(1,977)
Decrease in other accounts receivables	1,666	1,452	588	510	593
Decrease (increase) in inventories	(6,593)	16,920	(3,333)	7,155	9,659
Decrease in deferred expenses	331	336	119	97	476
Increase (decrease) in trade payables	(3,497)	(10,747)	634	(5,655)	1,226
Increase (decrease) in other accounts payables	(253)	(157)	630	881	1,413
Increase (decrease) in deferred revenues	851	(107)	845	14	23
	(17,200)	10,946	(1,552)	13,006	11,413
Cash received (paid) during the period for:

Interest paid	(605)	(424)	(221)	(158)	(594)
Interest received	1,479	1,434	492	646	2,118
Taxes paid	(19)	(158)	(13)	(70)	(139)
	855	852	258	418	1,385

Net cash provided by operating activities	$17,924	$37,196	$10,416	$22,213	$47,594

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2025	2024	2025	2024	2024
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(7,071)	$(7,816)	$(3,589)	$(2,124)	$(10,740)
Proceeds from sale of property and equipment	8	1	-	-	1
Net cash used in investing activities	(7,063)	(7,815)	(3,589)	(2,124)	(10,739)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	49	3	-	1	7
Repayment of lease liabilities	(833)	(890)	(415)	(319)	(1,251)
Repayment of other long-term liabilities	(4,848)	(12,316)	(339)	(4,468)	(12,667)

Dividends Paid	(11,534)	-	-	-	-
Net cash used in financing activities	(17,166)	(13,203)	(754)	(4,786)	(13,911)

Exchange differences on balances of cash and cash equivalent	(133)	182	(61)	151	(150)

Increase (decrease) in cash and cash equivalents	(6,438)	16,360	6,012	15,454	22,794

Cash and cash equivalents at the beginning of the period	78,435	55,641	65,985	56,547	55,641

Cash and cash equivalents at the end of the period	$71,997	$72,001	$71,997	$72,001	$78,435

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$870	$3,163	$360	$2,642	$3,304
Purchase of property and equipment and Intangible assets	$555	$1,040	$(475)	$1,040	$1,955

NON-IFRS MEASURES

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2025	2024	2025	2024	2024
	U.S Dollars In thousands
Net income	$16,636	$10,654	$5,296	$3,863	$14,462
Taxes on income	2,097	221	1,071	84	(1,128)
Financial expense (income), net	3,949	4,098	1,449	1,347	6,717
Depreciation and amortization expense	11,122	9,708	3,765	3,242	13,218
Non-cash share-based compensation expenses	387	700	117	224	867
Adjusted EBITDA	$34,191	$25,381	$11,698	$8,760	$34,136